EXHIBIT 99.1

Magal Wins $8.5 Million in New Orders for Innovative Border Protection Solutions in Israel

Yehud, Israel, February 6, 2017– Magal Security Systems Ltd. (NASDAQ: MAGS) today announced it has recently won a series of purchase orders amounting to over $8.5 million. These orders are expected to be delivered throughout 2017.

The orders include the supply, integration and support of new innovative border and perimeter protection solutions to the Israeli Ministry of Defence (IMOD). The IMOD is the first adopter customer of these technologies and we expect future orders for these innovative border and perimeter solutions.

Commented Saar Koursh, CEO of Magal, “We are happy to have been selected by the Israeli Ministry of Defence, for the supply and integration of border and perimeter security technology. The systems to be supplied and integrated are the outcome of Magal’s ongoing R&D efforts and are at today’s forefront of border and perimeter security technology worldwide. More broadly, we are very pleased with the increasing order momentum we are seeing as we enter 2017 and this sets us up very positively for the coming year. These recent orders reconfirm our position as world leader in smart fences and border technologies, with more than one thousand kilometers of borders world-wide, equipped with our perimeter security technologies.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics)  Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-1 and prospectus relating to the rights offering.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com